Exhibit 99.1

(All amounts in US$ unless stated otherwise)

ALIO GOLD PROVIDES Q2 2017 UPDATE
Highlights
•	Gold production of 22,011 ounces for Q2 achieves upper end of production guidance
•	Strong balance sheet with $35 million cash at June 30, 2017
•	Bought deal equity financing of CAD$50 million on track to close July 20, 2017
•	Appointed Lynette Gould as Vice President of Investor Relations
July 6, 2017, Vancouver, BC – Alio Gold Inc (TSX, NYSE MKT: ALO) (“Alio Gold” or the “Company”), formerly Timmins Gold Corp., is pleased to report preliminary production results from its 100% owned San Francisco Mine in Sonora, Mexico for the Company’s second quarter (“Q2”) ended June 30, 2017.
“The San Francisco mine had another strong quarter, exceeding the upper end of our production guidance range of 20,000 to 22,000 ounces for Q2 with 22,011 ounces produced and 21,495 ounces sold,” said Greg McCunn, Chief Executive Officer. “Our balance sheet remained strong throughout the quarter with approximately $35 million in cash on hand as at June 30, 2017, as we continued to invest the majority of the cash flow from operations into advancing our high-grade, low cost Ana Paula Project in Guerrero, Mexico. With the recently announced CAD$50 million equity financing expected to close on or about July 20, 2017, our balance sheet will be further strengthened, allowing us to continue to advance the development at Ana Paula, including completion of a definitive feasibility study, change of land use permitting, surface exploration drilling and development of an underground decline for exploration below the proposed open pit.”
Mining and Processing
Category	Three months ended June 30
	2017	2016
Ore Processed (t)	1,933,253	1,939,567
Average Grade Processed (g/t)	0.47	0.60
Waste Mined (t)	4,300,791	3,729,153
Total Mined (t)	5,952,047	5,577,828
Strip Ratio (W:O)	2.60	2.02
Gold Produced (oz)	22,011	25,863
Silver Produced (oz)	10,332	14,884

Sales and Revenue
Gold produced and sold during the quarter was 22,011 ounces and 21,495 ounces, respectively. The average selling price realized was $1,252/oz resulting in $27 million in metal revenues. The Company had approximately $35 million in cash as at June 30, 2017, down from $39 million at March 31, 2017.
	Three Months Ended June 30
Category	2017	2016
Gold Sold (oz)	21,495	26,474
Realized Gold Price ($/oz)	$1,252	$1,232
Bought Deal Financing
On June 28, 2017, the Company announced a bought deal financing of CAD$50 million (see news release dated June 28, 2017).  The preliminary Short Form Prospectus and associated documentation were filed on www.sedar.com on July 5, 2017, and the offering is expected to close on July 20, 2017.  Management and Directors of the Company have subscribed for approximately CAD$2 million of the offering.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.
Appointed Lynette Gould as Vice President, Investor Relations
The Company is pleased to announce that Lynette Gould has been appointed Vice President of Investor Relations, effective July 5, 2017.  Lynette was most recently Director of Investor Relations at Goldcorp, where she played a critical role in positioning Goldcorp’s new business strategy under its new leadership.  Over her eight years with Goldcorp, Lynette helped build a robust IR strategy and developed deep relationships within the investment community. She brings a wealth of experience in interpreting financial and investment information, understanding key operational challenges and translating this information into consistent and accurate messages to external stakeholders. Lynette holds a Chartered Financial Analyst (CFA) designation and has a Bachelor of Business degree.
Technical Information & Qualified Person Notes
This news release was reviewed and approved by Paul Hosford, P.Eng, Vice-President of Project Development of the Company, who is recognized as a Qualified Person under the guidelines of National Instrument 43-101.

About Alio Gold
Alio Gold (formerly Timmins Gold Corp.) is a Canadian gold mining company engaged in exploration, development and production in Mexico.  Its principal assets include the producing San Francisco Mine in Sonora, Mexico and the development stage Ana Paula Project in Guerrero, Mexico. The Company also has a portfolio of other exploration properties, all of which are located in Mexico.

Investor Contact
Lynette Gould
Vice President, Investor Relations
604-638-8976
lynette.gould@aliogold.com
Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the New York Stock Exchange MKT accepts responsibility for the adequacy or accuracy of this news release.